[SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP LETTERHEAD]

October 3, 2006

VIA EDGAR AND COURIER
Elaine Wolff, Esq.
Branch Chief
Office of Real Estate and Business Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Douglas Emmett, Inc.
  Registration Statement on Form S-11
  Registration No. 333-135082

Dear Ms. Wolff:

        On behalf of Douglas Emmett, Inc. ("Douglas Emmett"), in connection with the proposed initial public offering of Douglas Emmett's common stock, we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the "SEC"), Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-135082) (the "Registration Statement"), including exhibits, for filing under the Securities Act of 1933, as amended (the "Securities Act"), which we have marked to show changes from Douglas Emmett's Amendment No. 2 to the Registration Statement, filed on September 20, 2006.

        The changes reflected in Amendment No. 3 to the Registration Statement include those made in response to the comments of the Staff of the SEC set forth in the Staff's comment letter dated September 29, 2006, as further discussed with the Staff on September 29, 2006, as well as other updates.

        Set forth below are Douglas Emmett's responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments followed by our responses. For the convenience of the Staff, we have also sent to you paper copies of this letter and copies of Amendment No. 3. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement, as amended. Page references are generally not given when the changes appear throughout the prospectus. References throughout this letter to "we," "us" and "our" are to Douglas Emmett.

General

1.
Based upon your supplemental response dated August 25, 2006 and further discussions with the staff we have withdrawn our prior comments number 1 from our letters dated July 14, 2005 and August 17, 2006.

2.
We note your response to our repeated requests for the underwriting agreement prior to your filing it as an exhibit. Please note that we may have comments on the agreement.

  We have supplementally provided to the Staff the current draft of the underwriting agreement. This draft is not final and is subject to further change.

3.
We note that your disclosure throughout that you did not obtain any third party appraisals of the properties or other assets to be acquired by you from the prior investors including your predecessor principals and certain of your executive officers in connection with the formation transactions. However, we note that an independent third-party valuation firm was retained to determine the relative value of each of the institutional funds, single asset entities and management companies as a percentage of the total enterprise value of the entire portfolio. Please tell us whether you considered such information and if so, why you do not believe such valuation was material to your decision regarding the consideration paid in the formation transactions.

  In connection with the negotiation of the formation transactions, the institutional funds commissioned a third party to perform a relative valuation. The purpose of the relative valuation was to determine the percentage of each pre-formation entity relative to the combined entity for purposes of allocating the formation transaction consideration. The third party specifically stated that it did not express any opinion as to the market price or value of the funds, individual assets within funds, the single-asset entities or the operating companies. Because the relative valuation was done solely for purposes of determining the relative percentage of each pre-formation entity and not for purposes of determining the value of each such entity, we do not believe the information is material to our decision regarding the amount of the consideration to be paid in the formation transactions.

Distribution Policy, page 45

4.
We note that you expect to incur certain non-recurring capital expenditures through your repositioning efforts and tenant improvement as disclosed on pages 77 and 78. We also note that you have commitments of nearly $8.0 million related to such efforts. To the extent that these expenditures will be funded with operating cash flows, please revise to include a related adjustment in the table.

  We have revised the disclosure as discussed with the Staff. Please see footnote 7 on page 49.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

Historical Investment Performance. .., page 61

5.
Please revise to provide a description of the risks of relying on IRR data prior to the presentation of the table. We note the cross-reference to Risk Factors; however, we believe the risk disclosure should also accompany the table.

  We have revised the disclosure as requested. Please see pages 63-64.

6.
In order to provide more balanced disclosures within the table, please include a separate column showing your calculation of average annual return to investors in the funds based on cash distributions from operations, excluding the consideration to be received in the formation transactions. It appears that this information may be relevant for investors in the public offering, who will not have a similar exit from their investment. Please revise any other disclosure of your IRR accordingly to also discuss this measure.

  We have revised the disclosure as discussed with the Staff. Please see pages 37, and 63-65.

7.
Related to note (4) to the table, we do not understand why the asset management fee is not considered an expense of the fund. Please tell us who is responsible for paying the asset management fee and explain how it is treated for accounting purposes.

  We have revised the disclosure to treat asset management fees as expenses. Please see page 64.

Liquidity and Capital Resources, pages 77 to 78

8.
We note that your past policy was to expense "make ready costs" associated with the turnover of your multifamily property units and that you now plan to capitalize such costs as they are incurred in the future. Please describe to us the general nature of the "make ready costs" and why you believe such costs are not best reflected as repairs and maintenance. Additionally, tell us your basis in GAAP for capitalization of these costs and how you intend to reflect this accounting change in the financial statements.

  We have revised the disclosure to treat "make ready costs" as expenses. Please see page 80.

9.
We note from your disclosure on page 77 that you expect weighted average annual recurring capital expenses (not including tenant improvements and commissions) on your office portfolio to total approximately $0.50 per square foot based upon projects you plan to undertake during the twelve months ending June 30, 2007. These costs are noted to be significantly higher than those that you calculated on a weighted average. Please help us to better understand the nature of the projects you plan to undertake and the extent to which you are committed to incur these recurring capital expenditures during the twelve months ending June 30, 2007. Specifically address in your response whether these projects are significantly different from those projects performed in previous years (and, if different, why you view these costs to be recurring in nature) and why you anticipate such a large cost variance.

  We have revised the disclosure to clarify the reason for the potential increase. See page 80.

Pro Forma Consolidated Financial Statements

10.
We note your disclosure on page 9 which indicates that both pre-closing property distributions and pre-closing operating company distributions require cash payments to be made either concurrently or immediately prior to the closing of the offering. Please help us to understand why you only reflect the pre-closing property distributions and not the pre-closing operating company distributions within the pro forma consolidated financial statements. Additionally, please advise why you have removed pre-closing operating company distributions from uses of proceeds in your table on page 44.

  We believe that including the pre-closing property distributions and not the pre-closing operating company distributions in the pro forma financial statements is appropriate. Because the institutional funds (and all their assets) are included within the predecessor accounting entity, any cash to pay pre-closing property distributions is also included in the June 30, 2006 historical financial statements. Thus, there must be an adjustment to remove the pre-closing property distributions and reflect a corresponding use of cash at closing. In contrast, because under the formation transaction documentation the predecessor accounting entity does not acquire any current assets of the operating companies in excess of their current liabilities, the adjustment in the pro forma financial statements to reflect the acquisition of the operating companies does not include any such excess. Accordingly, no adjustment is required regarding the operating companies.

  The amount of the adjustment required for pre-closing property distributions increases as operating income is earned and declines when quarterly distributions are made. Because the quarterly distribution for the quarter ended June 30, 2006 was made on June 29, 2006, no additional pre-closing property distribution would have been required had the offering closed on June 30, 2006. As a result, the related adjustment in our pro forma financial statements is zero, so no adjustment is included. Our prior amendment erroneously reflected an adjustment for the amount due at the time of our August filing even though the cash received as a result of those earnings was not included. We have corrected that in this filing by removing the pre-closing property distributions from the pro forma financial statements and the use of proceeds section.

  However, we have revised both sections to indicate that we expect to have cash balances of approximately $147.7 million at closing and that the institutional funds will pay pre-closing property distributions of approximately $25.0 million and the operating companies will pay distributions of approximately $0.5 million.

Exhibit 5.1

11.
With respect to the penultimate paragraph, please revise to eliminate language suggesting that shareholders may not rely on the opinion.

  We have revised the opinion as requested and have supplementally provided the Staff with a revised draft.

        Please contact me at (213) 687-5234 or Jennifer Bensch at (212) 735-2950 should you require further information.

Very truly yours,

/s/ Gregg A. Noel

Gregg A. Noel
cc:
Securities and Exchange Commission
Steve Jacobs
Howard Efron